FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Required to Make Public

Pursuant to Article 24-5 of the Securities Exchange Law of Japan (Law No. 25 of 1948, as amended hereinafter the “Law”), the registrant filed on December 18, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan and five stock exchanges in Japan a Semi-Annual Report (hanki-hokokusho) for the 135th Fiscal Period from April 1, 2003 to September 30, 2003 prepared in the Japanese language. Said Semi-Annual Report (hanki-hokokusho) was made public in Japan by the Kanto Local Finance Bureau and by those exchanges. The English translation of the Semi-Annual Report (hanki-hokokusho) is attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: January 16, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

[English summary with full translation of consolidated financial information]

Semiannual Report filed with the Japanese government

pursuant to the Securities and Exchange Law of Japan

For the six months ended

September 30, 2003

(135th Interim Term)

Komatsu Ltd.

Tokyo, Japan

1 Outline of the Company

1. Principal Business Indicators

Consolidated basis

Business term	133rd Interim Half year	134th Interim Half year	135th Interim Half year	133rd term Annual	134th term Annual
Accounting period	Six Months ended September 30, 2001	Six Months ended September 30, 2002	Six Months ended September 30, 2003	Year ended March 31, 2002	Year ended March 31, 2003
Net sales (Millions of yen) (Note 1)	505,455	518,429	567,671	1,035,891	1,089,804
Income (loss) before income taxes, minority interests and equity in earnings (Millions of yen) (Note 2)	(50,857)	5,652	21,492	(106,724)	12,905
Net income (loss) (Millions of yen)	(42,665)	1,858	9,410	(80,621)	3,009
Shareholders’ equity (Millions of yen)	424,210	383,123	405,479	395,143	395,366
Total assets (Millions of yen)	1,300,430	1,301,373	1,300,740	1,340,282	1,306,354
Shareholders’ equity per share (Yen) (Note 3)	444.45	401.87	408.57	414.02	398.34
Net income (loss) per share (Yen) (Note 4)	(44.69)	1.95	9.48	(84.46)	3.09
Diluted net income (loss) per share (Yen) (Note 5)	(44.69)	1.95	9.36	(84.46)	3.09
Equity ratio (%)	32.6	29.4	31.2	29.5	30.3
Net Cash provided by operating activities (Millions of yen)	41,793	10,789	69,651	60,321	48,257
Net Cash used in investing activities (Millions of yen)	(19,601)	(27,211)	(14,690)	(16,933)	(36,018)
Net Cash provided by (used in) financing activities (Millions of yen)	(34,651)	27,744	(33,981)	(40,455)	18,846
Term-end balance of cash and cash equivalents (Millions of yen)	29,138	56,396	95,963	45,392	76,152
Number of employees	31,372	31,209	30,668	30,760	30,666

Notes:	1.	Amounts equivalent to consumption taxes are not included in the net sales figure.
	2.	The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States (US GAAP), under which the category of ordinary income, which usually appears on the above table, is not recognized. In place of ordinary income, as a principal performance indicator, the Company has adopted income (loss) before income taxes, minority interests and equity in earnings on the statements of income.
	3.	Calculated based on the number of ordinary shares issued and outstanding as of the term-end.
	4.	Calculated based on the average number of ordinary shares outstanding during the term.
	5.	Calculated based on weighted average number of ordinary shares outstanding assuming that convertible bonds are fully converted for the interim term ended September 2001 and the term ended March 2002. From the 6-month period ended September 2002, calculated based on weighted average number of ordinary shares outstanding assuming that convertible bonds are fully converted and share subscription rights whose exercise prices are lower than average share price of the Company for the period are exercised. Amounts for diluted net income (loss) per share for the terms excluding the 6-month term ended September 2003 are the same as net income (loss) per share, as no dilution was recognized.

2. Lines of businesses

The consolidated financial statements for the interim term of the Company were prepared based on “Rules and Regulations on Terminology, Formats and Preparation Methods of the Interim Consolidated Financial Statements” (1999 Ministry of Finance Ordinance No. 24, Article 81). At the same time, the financial statements were in conformity with US GAAP. Disclosure was made for subsidiaries and affiliates in accordance with US GAAP, based on the financial statements in question. The same principle shall be applied to Section 2 Review of operations and Section 3 Investment in equipment.

The Group (the filing company and subsidiaries and affiliates) carries out a wide range of activities from research and development, production and sales to post-sales services for the “Construction and Mining Equipment,” “Industrial machinery, Vehicles and others” and “Electronics” business segments.

The Company changed the name of “others” to “Industrial Machinery, Vehicles and Others”, starting in the interim period under review.

Principal changes of the group in this reporting period are as follows.

(Construction and Mining Equipment)

No significant changes

[Change in status of principal subsidiaries]

Exclusion from the scope of consolidation due to merger: Komatsu Tokushima Ltd.

Inclusion in the scope of consolidation due to establishment of new company: Komatsu Deutschland GmbH

(Industrial Machinery, Vehicles and Others)

No significant changes

[Change in status of principal subsidiaries]

Nothing to be mentioned

(Electronics)

No significant changes

[Change in status of principal subsidiaries]

No significant changes

3. Employees

  Group (on a consolidated basis)

As of September 30, 2003

Business segment	Number of Employees
Construction & Mining Equipment	20,911
Industrial Machinery, Vehicles and Others	6,200
Electronics	3,107
Corporate segment	450
Total	30,668

Notes:	1.	Number of employees refers to employees currently working. Casual employees are omitted as they amount to less than 10% of total employees.
	2.	Number of employees under “Corporate segment” refers to employees working for administrative departments who cannot be classified into specific business segments.

2 Review of Operations

1. Outline of Business

(1) Business Results

During the interim period ended September 30, 2003, consolidated net sales totaled ¥567.6 billion (up 9.5% from the previous first half), with corresponding segment profit of ¥28.2 billion (up 96.7% from the previous first half) and net income of ¥9.4 billion (up 406.5% from the previous first half). The following is a review of each business segment.

The Company changed the name of “others” to “Industrial Machinery, Vehicles and Others”, starting in the interim period under review.

[1] Construction and Mining Equipment

In the construction and mining equipment segment, sales totaled ¥413.4 billion, up 10.5% from the corresponding period last year, and segment profit was ¥24.7 billion, up 81.7% from the corresponding previous first half.

During the six-month period under review, demand upturned in all major markets of construction and mining equipment, namely North America, Europe and Japan. Demand also expanded in China, whose demand growth outpaced others in recent years, Southeast Asia, the Middle East, and the Commonwealth of Independent States (CIS) or former Soviet Republics.

In Japan, during the six-month period under review, Komatsu continued to aggressively broaden the line-up of the GALEO series, a new generation of Komatsu construction and mining equipment. Starting in July 2003, Komatsu also embarked on market introduction of new products with Unique and Unrivaled features. Developed by Komatsu Zenoah Co. where we have concentrated our Japanese development and sales capabilities for utility equipment, Komatsu launched the MR-2 series minimal rear-swing mini hydraulic excavators as the first campaign for the Unique and Unrivaled products. This series has enjoyed high marks given by customers for their safety and maintenability, and Komatsu received substantially more orders than initially planned for.

In the downstream aftersales markets, Komatsu Used Equipment Corp. continued to advance sales by capturing brisk overseas demand and further expanding its sales channels with the Internet bidding system, which the company developed. Rental companies of the Komatsu Group continued to promote rental of comprehensive equipment and facilities related to civil engineering jobs, while working to optimize assets and strengthen sales capabilities. To help customers cut down their repair and maintenance costs, Komatsu also worked to increase sales of service-contract products such as Komatsu All Support when selling new equipment.

In North America, Komatsu’s North American sales for the interim period under review increased over the corresponding period last year against the backdrop of demand rebounded after four years, supported by brisk housing starts. Komatsu seized on this opportunity of upturned demand with aggressive sales of GALEO-series equipment, including hydraulic excavators and articulated dump trucks. Komatsu also expanded sales of utility equipment such as backhoe loaders. For the mining equipment business, while demand recovery for off-highway dump trucks still remained dull, Komatsu increased sales of equipment slightly from the previous interim period.

In Europe, overall European demand for construction and mining equipment during the six-month period under review grew over the previous interim period, as the largest European market of Germany, the United Kingdom, Spain and some other markets sustained a high level of demand. Under such an environment, Komatsu worked to strengthen its European sales organization by consolidating marketing capabilities at Komatsu Europe International N.V. in April this year.

In CIS, new demand for equipment grew for use in mines and energy-related projects. Komatsu took advantage of its extensive product offerings, such as dump trucks, bulldozers and pipelayers, and expanded interim sales substantially over the previous interim period. Komatsu has established the Moscow Branch of Komatsu CIS Co. and worked to strengthen operation to capture growing demand for construction equipment for urban use resulting from the progress of the free market economy.

In China, with almost no critical effect of severe acute respiratory syndrome (SARS) on the Chinese market, demand for equipment continued to skyrocket during the six-month period under review. Komatsu Shantui Construction Machinery Co., Ltd. engaged in aggressive production and sales of renewed models of the flagship PC200 hydraulic excavators, and maintained a large market share. In April 2003, Komatsu Shantui accomplished cumulative production and sales of 10,000 units of hydraulic excavators, demonstrating its remarkable growth to Komatsu Group’s largest base for the supply of PC200 hydraulic excavators. As part of its efforts to broaden the product mix, the company also embarked on the production and sales of smaller hydraulic excavators, namely the PC60. In addition, Komatsu continued to carry out aggressive operations, including further development of local distributors and expansion of production capacity of a subsidiary, and accomplished a substantial increase of Chinese sales over the previous interim period.

In Southeast Asia and Oceania, Komatsu’s sales for the interim period under review slightly declined from the corresponding period last year, reflecting orders received from a large-lot customer in Indonesia a year ago.

In the Middle East, Komatsu capitalized on steady demand for construction equipment from infrastructure development and other projects by drawing on its strength as a full-line manufacturer, and secured the same level of interim sales as those of the previous interim period. In Africa, Komatsu boosted sales for the six-month period under review.

Total production in the construction and mining equipment segment increased by 12.5% from the previous first half, to approximately ¥402.3 billion on a consolidated and sales price basis.

[2] Industrial Machinery, Vehicles and Others

The consolidated sales of this segment totaled ¥134.8 billion, up 10.6% from the previous first half, and segment profit was ¥5.1 billion, up 81.2% from the previous first half.

On a non-consolidated basis, the Company expanded sales of large presses, equipment to Japan’s Defense Agency and other products from the previous first half year.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities, centering on the LEO-NXT engine-driven forklift trucks for which the company had secured excellent market response since their market introduction, and achieved growth of sales surpassing that of demand in Japan. With respect to overseas sales, the company’s subsidiary in the United States sustained strong sales, while the company expanded exports to the Middle East and CIS. As a result, consolidated interim sales of Komatsu Forklift improved over the corresponding period last year.

Komatsu Industries Corporation accelerated sales of forging presses, centering on Hybrid AC Servo presses for which the company enjoyed solid trust of customers for their outstanding productivity, energy savings and super low noise. In the area of services, Komatsu Industries focused its efforts to expand the engineering business such as retrofitting and improved earnings. As a result, the company increased both sales and profits for the interim period over the corresponding six-month period a year ago.

During the interim period under review, Komatsu Machinery Corp. expanded sales of not only crankshaft millers and other machine tools for its major customer portfolio of automobile manufacturers, but also manufacturing equipment for liquid crystal displays. As a result, Komatsu Machinery improved its interim results substantially over the corresponding period last year.

Komatsu Zenoah Co.’s agricultural and forestry equipment business, while facing slack demand due to bad weather in Japan, enjoyed positive results from market introduction of products with original features, including a knapsack-type brushcutter that features an outstanding degree of freedom of maneuverability resulting from its innovative engine layout. As a result, Komatsu Zenoah increased interim Japanese sales over the corresponding period last year. The company also expanded overseas sales by successfully capitalizing on strong demand in Europe, China and Southeast Asia and gaining a new distributor in Oceania. As a result, interim sales of the agricultural and forestry equipment business advanced over the corresponding period last year, marking a record-high figure for interim results.

Total production in the industrial machinery, vehicles, others segment increased by 10.6% from the previous first half, to approximately ¥105.7 billion on a consolidated and sales price basis.

[3] Electronics segment

Consolidated sales in the electronics segment was almost the same as the previous first half year, to ¥43.4 billion, and the segment posted segment profit of ¥0.7 billion compared with a year-earlier segment loss of ¥0.04 billion.

Undertaken by Komatsu Electronic Metals Co., Ltd., Komatsu’s silicon wafer business continued to experience difficult market conditions, most notably the intensified competition, although the market generated a slow recovery of demand. Komatsu Electronic Metals remained committed to production exclusively in Japan and Taiwan. Formosa Komatsu Silicon Corporation, its operation in Taiwan, further improved both sales and profits by expanding its sales channels in Taiwan, China and Southeast Asia as well as improving the ratio of prime wafers. As a result, Komatsu Electronic Metals sustained consolidated interim sales at about the same level as the corresponding interim period last year, while substantially improving profits. To secure the monthly production of 45,000 pieces of the next-generation mainstream 300mm wafer in the near future, the company continued to make facilities investment within the range of cash flow.

Advanced Silicon Materials LLC. (ASiMI), a manufacturing subsidiary of polycrystalline silicon and other products, expanded sales of monosilane gas mainly for use in the production of semiconductors and liquid crystal displays during the interim period under review. While interim sales declined from the six-month period a year ago, ASiMI improved its profit/loss account with the benefits of consolidation of production implemented in March 2002.

During the interim period under review, Komatsu Electronics, Inc. faced continued slack investment in fiber optic telecommunication-related facilities in North America, in particular, and sales of thermoelectric modules remained sluggish. In the field of semiconductor manufacturing equipment, meanwhile, the company continued its efforts in product development to capture future demand from facilities investment related to 300mm wafers.

Total production in the electronics segment was almost the same as the previous first half, approximately ¥38.9 billion on a consolidated and sales price basis.

[1] Japan

Sales in Japan totaled ¥368.0 billion, up 8.5% from the previous first half, and segment profit was ¥16.3 billion, up 62.6% from the previous first half. In the construction and mining equipment segment, demand in Japan recovered and also sales exceeded that of the previous year first half. Exports from Japan were good situation too. The results from industrial machinery, vehicles and others were also better owing to the introduction of new characteristic products to the market.

[2] The Americas

Sales in the Americas totaled ¥135.6 billion, down 1.6% from the previous first half, and segment profit was ¥1.8 billion, up 1,644.9% from the previous year first half. In the construction and mining equipment segment, sales amount was almost the same level as the previous first half owing to the aggressive activity to introduce model change machines into the market. Regarding electronics segment, profitability of subsidiaries were improved due to concentration of production.

[3] Europe

In Europe, sales totaled ¥72.2 billion, up 3.9% from the previous first half, while segment profit was ¥3.5 billion, representing a 107.7% rise. In the construction and mining equipment segment, market demand remained robust and good business in CIS, then total sales amount exceeded the previous first half.

[4] Other regions

In other regions the Company posted consolidated net sales of ¥93.4 billion, up 41.5% from the previous year first half, and segment profit of ¥8.0 billion, representing 158.1% increase. In the construction and mining equipment segment there was a sustained large-scale increase of sales in China and business result remained robust. In the electronics segment, Formosa Komatsu Silicon Corporation continuously improved its profitability.

(2) Cash Flows

During the first half ended September 30, 2003, consolidated cash and cash equivalents increased by ¥19.8 billion from the end of the previous fiscal year, to ¥95.9 billion at the end of the half. Net cash provided by operating activities increased by ¥58.8 billion from the previous year first half, when necessitated the payment of early retirement benefits, to ¥69.6 billion. This was mainly because of the recovery of the construction and mining equipment business and reduction of working capital. Net cash used in investing activities increased by ¥12.5 billion from the previous first half, amounting to ¥14.6 billion, as a result of factors such as capital investment in manufacturing and sales, and the selling investment securities etc. Net cash used in financing activities decreased by ¥61.7 billion from the end of the previous first half, to ¥33.9 billion at the end of the half. This was mainly due to repayment of loans.

2. Status of Production, Orders and Sales

The products manufactured and sold by the Komatsu Group (Komatsu and its consolidated subsidiaries) cover an extensive range and are of numerous types and models, and the same product type may not necessarily be uniform in terms of factors such as capacity, structure, and configuration. Furthermore, there are many products that are not of the type for which orders can be placed and the product manufactured on that basis. Accordingly, the scale of production and scale of orders are not indicated in terms of their value and quantity broken down by category and business segment. In view of this, the status of production, orders, and sales is shown in relation to the results in each individual business segment in “1. Outline of Business” above.

3. Issues to be Addressed

We anticipate that global demand for construction and mining equipment will continue to grow steadily after having bottomed out in 2001. This growth will be fueled by expanding demand in developing markets such as China, with ongoing infrastructure development proceeding at a rapid pace; CIS, former Soviet Republics with natural resource development; and Southeast Asia, with continued recovery of the economies. In addition, demand is upturning in North America.

To accelerate the recovery speed of business performance by seizing the opportunities of demand recovery with self-driven, aggressive actions and placing more efforts to reinforce corporate strength, Komatsu has recently started the “Move The World. KOMATSU 5-800” mid-range management plan for the year ending March 31, 2006. Having defined the goals for return on assets, net debt-to-equity ratio in addition to sales and profits for business growth in the new management plan, we are resolutely determined to further enhance utilization of assets and maintain a sound financial position.

While we are also concerned about such factors as overheating investment in China, volatile political conditions in the Middle East and drastic appreciation of the Japanese yen, there will be no change in what Komatsu has to do. In addition to construction and mining equipment, we have placed “Industrial-use machinery,” such as metal-sheet machines and forging presses, forklift trucks and forestry equipment, as Komatsu’s core business. To solidly ensure the Number One position in Asia and Number Two in the global marketplace for our construction and mining equipment business, we are converging our utmost efforts in the following five management tasks.

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business.

2) To reinforce our competitiveness based on the “Spirit of Manufacturers.”

3) To facilitate selective focus on the criteria of technological advantage and profitability.

4) To reinforce our competitive foundation based on technological capabilities and financial position.

5) To further strengthen corporate governance.

All Komatsu Group employees worldwide, including those of us in management, are determined to work with speed on the above tasks and strive to improve Komatsu’s business results and accomplish management goals. With respect to profits, in particular, we are going to place all-out efforts to accomplish the “Move The World. KOMATSU 5-800” plan and renew our record-high operating profit of ¥78.7 billion for the year ended December 31, 1982.

While establishing corporate ethics and ensuring soundness of management, Komatsu is also going to engage in environmental conservation and safety management ever more seriously than before. Committed in “Quality and Reliability” for all aspects of Komatsu’s operation, we are working to maximize the corporate value of the Komatsu Group and make Komatsu a company that will enjoy the greater trust of shareholders and all other stakeholders.

4. Important Agreements and Other Matters

Nothing to be mentioned in this reporting period.

5. Research and Development

The Komatsu Group, comprising Komatsu Ltd. and its consolidated subsidiaries, pursues a policy of vigorous research and development into new technologies and new products encompassing a wide range of fields including construction and mining equipment, industrial machinery, vehicles, and electronics. These R&D activities are based on the Group’s commitment to quality and reliability.

The Group’s research and development organizational structure consists of the head-office Technology Research Center; separate development centers for construction & mining machinery, centered on the Development Division; technology departments under the parent company’s Industrial Machinery and Electronics Divisions; and the technology departments of Group companies. Total R&D expenses on a consolidated basis, recorded under cost of sales or selling, general and administrative expenses, came to ¥20,289 million for the six-month term under review. The objectives, results, and costs of R&D by operating segment are described below.

(1) Construction and Mining Equipment Segment

Komatsu has set up R&D centers in Japan and overseas with the objective of developing construction and mining equipment capable of adapting to climatic and terrain conditions anywhere in the world. Joint research programs are conducted by these R&D centers, and the exchange of personnel is actively carried out. Under the overriding mission of helping to raise our customers’ productivity, research and development is being conducted into the following medium-to-long-term themes.

Information technology

Research is being conducted into such aspects of information technology as machine positioning and working status utilizing state-of-the-art sensors and telecommunications technologies; remote-control technologies for machine diagnosis; and artificial intelligence.

Environmental preservation technology

In addition to meeting the Tier II emission control regulations for diesel engines, the Komatsu Group aims to contribute to the reduction of environmental load and the effective utilization of natural resources while at the same time realizing cost-efficiency. To this end, we conduct R&D into energy conservation, component recycling and reuse, and the evaluation of environmental load through lifecycle assessment (LCA) techniques. In addition, from the perception that environmental considerations should apply not only to the ecology but also to people’s living and working environment, we also focus considerable effort on research into methods of developing safer machines, reducing noise and vibration, and other means of improving working conditions for machine operators.

The principal products that benefited from R&D during the reporting term are listed below.

(1) Komatsu Ltd. (the parent company):

Hydraulic excavators: PC400-7, PC450-7, PC600-7, PC650-7, PC750-7, PC800-7, PC128UU-2

Bulldozers: D20-8, D21-8, D65PX-15, D475-5

Wheel loaders: WA120-5, WA150-5, WA200-5, WA250-5, WA320-5

Motor graders: GD555-3, GD655-3, GD675-3

Mobile debris crushers: BR380JG-1, BR100JG-1

(2) Komatsu Zenoah Co.: Mini hydraulic excavators : PC30MR-2, PC35MR-2, PC40MR-2, PC50MR-2

(3) Komatsu Utility Europe S.p.A.: Backhoe-loaders: WB91-2, WB93-2, WB97-2

(4) Komatsu Hanomag GmbH: Wheel-loader: WA320-5

R&D expenses attributable to the above business segments totaled ¥12,477 million.

(2) Industrial Machinery, Vehicles and Others Segment

Research and development is conducted in the field of large presses and sheet-metal forging machines, principally by Komatsu Industries Corporation; into machine tools by Komatsu Machinery Corporation; into industrial vehicles by Komatsu Forklift Co., Ltd.; and into agricultural and forestry equipment by Komatsu Zenoah Co.

In industrial machinery, to respond to growing user needs for higher productivity and flexibility in large presses and sheet-metal forging equipment, research and development was focused on performance improvement and the automation of peripheral equipment. In the six-month period under review, such equipment included tandem press lines utilizing general-purposes robots for goods transport; an expanded number of models in the H2F series of medium-to-large-scale and the H1F series of small-scale AC servo-presses; a new-model bending eye for brakes used in AC servo-presses; and a one-touch “smart clamp” for metal molds. A model change (TFP3051) was made in the twister processing machine line for plasma processing, and a version of GPM240F crankshaft miller was developed with a longer work length.

In industrial vehicles, a 1-ton reach forklift truck powered by alternating current was developed, as well as AC-powered 2-ton three-wheeled counter-balanced forklift truck for the American market.

In the field of agricultural and forestry equipment, we developed an ecology-friendly lumber chipper-shredder (SR3000).

Total R&D expenses for the above business segment during the six-month reporting period, including basic research expenses unapportionable to individual operations, were ¥4,831 million.

(3) Electronics Segment

Research and development is conducted into materials and equipment for use mainly in the semiconductor and telecommunications fields.

In the semiconductor field, to respond to the growing demand from device makers for higher-grade silicon wafers that can enable greater density, capacity, and miniaturization in semiconductors, we conducted research into: polycrystalline silicon manufacture, wafer processing for CZ silicon single-crystal pulling, heat treatment and high-quality epitaxial wafers as well as wafer evaluation techniques; and R&D into next-generation wafers including 300 mm (12-inch) wafers. Through such research, we sought to produce single-crystal silicon wafers with a lower defect rate, high-quality epitaxial annealed wafers, and super-flat, high-purity wafers. This R&D was conducted principally by Komatsu Electronic Metals Co., Ltd. Meanwhile, research was also conducted in the field of semiconductor manufacture, such as temperature control equipment including high-temperature chemical circulators, low-temperature equipment for etchers, and the essential components of high-performance thermoelectric module heat-exchange units. This R&D was carried out by Komatsu Electronics, Inc.

In the telecommunications field, Komatsu Electronics conducted research into super-small thermo-modules for use in optical communications. The parent company conducted research on network devices (including printer servers for OA equipment), information terminals (including data transmission terminals mounted in vehicles) as well as vehicle positioning systems. Research and development expenses in this business segment totaled ¥2,981 million.

3 Investment in Equipment

1. Principal Plants and Equipment

In the six-month period ended September 30, 2003, there were no significant changes in principal plants and equipment.

2. Plans for Installation and Disposal of Equipment

The capital investment plan (new installation and retirement) for the current full fiscal year as of the end of the previous fiscal year has been modified as of the end of the current first half as described in the table below as a result of completions or new plans made during the period. The plan amounts shown exclude amounts of investment made during the current first half.

Name of business segment	Capital investment plan amount (Millions of yen)	Principal objectives
Construction and Mining Equipment	23,459	Development investment, increases of production, etc.
Industrial Machinery, Vehicles and Others	3,322	Rationalization of production, renewal of obsolete equipment, etc.
Electronics	5,851	Increases in production, improvement of productivity etc.
Total	32,632

Notes:	1.	Capital investment plan amounts exclude consumption tax, etc.
	2.	The funds required for capital investment plan are to be allocated principally from funds on hand and from borrowings.
	3.	With the exception of installation and disposal as part of regular renewal of plant and equipment, there was no significant planned installation or disposal of plant and equipment.
	4.	The amount of capital investment in the reporting first half.

Name of business segment	Capital investment amount (Millions of yen)	Principal objectives
Construction and Mining Equipment	26,041	Development investment, increases of production, etc.
Industrial Machinery, Vehicles and Others	4,178	Rationalization of production, renewal of obsolete equipment, etc.
Electronics	7,149	Increases in production, improvement of productivity etc.
Total	37,368

Note: The amounts of capital investment above exclude consumption tax, etc., and the funds required for capital investment were allocated principally from funds on hand and from borrowings, etc.

4 Filing Company

1. Company Shares

(1) Number of Authorized Shares for Issuance

[1] Number of authorized shares for issuance

Type	Authorized shares (Shares)
Ordinary shares	3,955,000,000
Total	3,955,000,000

Note:	The Company’s articles of incorporation provide that if outstanding shares are cancelled, the total number of shares shall be reduced by a corresponding number of shares.

[2] Shares issued and outstanding

Type	Shares issued and outstanding at the end of the reporting term (September 30, 2003)	Shares issued and outstanding at filing date (December 18, 2003)	Stock exchanges where listed or securities associations where registered	Details
Ordinary shares	998,744,060	998,744,060	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Luxembourg (Luxembourg EDR), Frankfurt (Frankfurt GBC) stock or securities exchanges	Shares without limitations on the Company’s voting rights
Total	998,744,060	998,744,060	—	—

Note:	The number of shares issued in the “at filing date” column does not include shares issued after December 1, 2003, until the filing date through the exercise of subscription rights (including conversion rights of convertible bonds issued under the previous Commercial Code).

(2) Principal Shareholders

As of September 30, 2003

Name of Shareholders	Address	Number of shares held (thousand shares)	Ratio of number of shares held to aggregate number of shares issued (%)
The Taiyo Mutual Life Insurance Company	2-11-2, Nihonbashi, Chuo-ku, Tokyo	56,864	5.69
Japan Trustee Services Co., Ltd. (held by trust units)	1-8-11, Harumi, Chuo-ku, Tokyo	55,186	5.53
The Master Trust Bank of Japan, Ltd. (held by trust units)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	42,988	4.30
NATS CUMCO (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	New York, U.S.A. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo )	38,126	3.82
Nippon Life Insurance Co.	1-2-2, Yurakucho, Chiyoda-ku, Tokyo	35,004	3.50
State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	Massachusetts, U.S.A. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo)	30,776	3.08
Komatsu Ltd. Employees Stockholding Association	2-3-6, Akasaka, Minato-ku, Tokyo	28,672	2.87
Lehman Brothers Inc. Tokyo Branch	Ark Mori bldg. 36th floor, 1-12-32, Akasaka, Minato-ku, Tokyo	21,193	2.12
Euroclear Bank S.A./N.V. (Standing agent: The Bank of Tokyo-Mitsubishi, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	20,411	2.04
UFJ Trust Bank Limited (held by Trust Account A)	4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan	20,199	2.02
Total	—	349,421	34.99

Notes:	1.	The shares held by Japan Trustee Services Bank, Ltd. (held by trust units) and The Master Trust Bank of Japan, Ltd. (held by trust units) are all related to trust business.
	2.	NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company’s ADR (American Depository Receipts).
	3.	Pursuant to Article 27-26, Paragraph 2 of the Securities and Exchange Law, on October 15, 2003, the U.S. investment management firm Brandes Investment Partners, L.L.C. filed a shareholding change report (No. 9) as described below regarding a major holding of the Company’s shares. However, as it was not possible to confirm shareholder registration of the Company, as of September 30, 2003, the Company was not included in the status of the above-mentioned principal shareholders.

• Major holder, address, and number of shares held (as of September 30, 2003)

Report No. 9 on changes in major holdings under Paragraph 2, Item 26 of Article 27 of the Securities and Exchange Law

Principal shareholder	Brandes Investment Partners, L.L.C.

Address	11988 El Camino Real, Suite 500 San Diego, CA 92191-9048 U.S.A.

Purpose of shareholding	Portfolio investment: passive investment for a large number of clients with no intention of gaining any degree of control of company managements

Holding Shares	81,297,002 shares

Percentage of all shares issued and outstanding	8.14%

Pursuant to Article 27-26, Paragraph 2 of Japan’s Securities and Exchange Law, on July 16, 2003, Brandes Investment Partners, L.L.C. filed a shareholding change report (No. 8) regarding a major holding of the Company’s shares.

According to the report, the LLC’s holding as of June 30, 2003, was 94,927,318 shares or 9.68% of all shares with voting right and the LLC became no longer a major shareholder. For this reason, the Company filed a supplemental shareholding change report, on August 4, 2003, pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law, and Article 19, Paragraph 2-4 of the relevant cabinet order.

4.

As a result of a joint registration of eight investment management firms belonging to the Franklin Templeton Group, a shareholding change report (No. 5) on changes in major holdings of the Company’s shares was filed on July 15, 2003, pursuant to Article 27-26, Paragraph 2, Item 3 of the Securities and Exchange Law. However, as it is not possible to confirm the shareholder registration of the companies, as of September 30, 2003, the companies belonging to the group were not included in the status of the above-mentioned principal shareholders.

The following describes the content of the aforesaid shareholding change report.

• Major holder, address, and number of shares held (as of June 30, 2003)

Principal shareholder	Address	Number of shares held	Ratio of number of shares held to aggregate number of shares issued (%)
Templeton Investment Counsel, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	30,990,094	3.10
Templeton Franklin Investment Services, Inc.	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	3,077,146	0.31
Templeton Asset Management Ltd.	7 Temasek Boulevard, #38-03 Suntec Tower 1, Singapore 038987	1,467,000	0.15
Templeton Global Advisors, Ltd.	Box N-7759, Lyford Cay Nassau, Bahamas	282,000	0.03
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor, 2-14-1 Kyobashi, Chuo-ku, Tokyo	270,000	0.03
Franklin Templeton Investment Management Ltd.	Exchange Tower 19 Canning Street, Edinburgh Scotland EH3 8EG U.K.	255,000	0.03
Franklin Templeton Asset Strategies, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394 U.S.A.	154,000	0.02
Fiduciary International, Inc.	600 Fifth Avenue, 4th Floor New York, NY 10020-2302 U.S.A.	148,000	0.01
Total	—	36,643,240	3.67

•	Purpose of holding: In their capacity as investment management firms they invest in Japanese stocks in order to manage client assets, and therefore the purpose is purely that of investment.

2. Share Price Movements

Highest and lowest share prices for the first half of the reporting term

(April 1, 2003 to September 30, 2003)

Month	April 2003	May 2003	June 2003	July 2003	August 2003	September 2003
Highest (yen)	481	460	463	618	693	674
Lowest (yen)	408	414	418	462	554	529

Note: Share prices were quoted on the first section of Tokyo Stock Exchange.

5 Consolidated Financial Statements

Preparation for Consolidated Financial Statements

The consolidated financial statements for the interim term of the Company were prepared based on “Rules and Regulations on Terminology, Formats and Preparation Methods of the Interim Consolidated Financial Statements” (1999 Ministry of Finance Ordinance No. 24, Article 81). At the same time, the financial statements were in conformity with US GAAP.

1. Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2002 and 2003, March 31, 2003

	Millions of yen
	September 30, 2002	September 30, 2003	March 31, 2003
Assets
Current assets
Cash and cash equivalents (Note 1)	¥56,396	¥95,963	¥76,152
Time deposits (Note 4)	682	31	531
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,647 million and ¥16,265 million as of September 30, 2002 and 2003: ¥9,063 million as of March 31, 2003 (Notes 1 and 4)	308,069	320,046	337,401
Inventories (Notes 1 and 4)	260,451	238,193	241,722
Deferred income taxes and other current assets (Notes 1, 9 and 10)	102,534	98,556	95,819

Total current assets	728,132	752,789	751,625

Investments
Investments in and advances to affiliated companies (Note 1)	19,323	17,446	19,359
Investment securities (Notes 1, 3 and 10)	43,170	48,595	30,762
Other	900	1,632	2,296

Total investments	63,393	67,673	52,417

Land and buildings held for sale (Note 1)	7,259	8,215	8,926

Property, plant and equipment—less accumulated depreciation (Notes 1 and 4)	415,698	386,139	400,087

Goodwill (Note 1)	5,560	5,540	5,550
Other intangible assets (Note 1)	23,036	21,211	22,784

Deferred income taxes and other assets (Notes 1, 9, and 10)	58,295	59,173	64,965

Total Assets	¥1,301,373	¥1,300,740	¥1,306,354

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen
	September 30, 2002	September 30, 2003	March 31, 2003
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt (Note 4)	¥151,161	¥86,232	¥111,993
Current maturities of long-term debt (Notes 4 and 6)	29,465	102,127	102,299
Trade notes and accounts payable	176,157	193,201	174,904
Income taxes payable	4,594	5,159	6,516
Deferred income taxes and other current liabilities (Notes 1, 9 and 10)	117,851	120,986	118,972

Total current liabilities	479,228	507,705	514,684

Long-term liabilities
Long-term debt (Notes 4 and 6)	342,922	299,110	310,717
Liability for pension and retirement benefits (Note 1)	40,233	47,581	48,848
Deferred income taxes and other liabilities (Notes 1, 9 and 10)	6,631	4,358	8,536

Total long-term liabilities	389,786	351,049	368,101

Minority interests	49,236	36,507	28,203
Commitments and contingent liabilities (Note 8)	—	—	—
Shareholders’ equity
Common stock:
Authorized, 3,955,000,000 shares as of September 30, 2002 and 2003 and March 31, 2003
Issued and outstanding, 958,921,701 shares as of September 30, 2002, 998,744,060 shares as of September 30, 2003 and March 31, 2003	67,870	67,870	67,870
Capital surplus	117,439	135,683	135,686
Retained earnings:
Appropriated for legal reserve	20,605	21,047	21,030
Unappropriated	209,550	213,835	207,416
Accumulated other comprehensive income (loss) (Notes 1, 3, 5 and 9)	(28,947)	(29,251)	(32,981)
Treasury stock at cost, 5,570,083 shares as of September 30, 2002, 6,298,046 shares as of September 30, 2003, 6,215,411 shares as of March 31, 2003	(3,394)	(3,705)	(3,655)

Total shareholders’ equity	383,123	405,479	395,366

Total liabilities and Total shareholders’ equity	¥1,301,373	¥1,300,740	¥1,306,354

2. Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2002 and 2003, March 31, 2003

	Millions of yen
	Six months ended September 30,		Year ended March 31, 2003
	2002	2003
Revenues
Net sales (Note 1)	¥518,429	¥567,671	¥1,089,804
Interest and other income	7,753	6,479	13,436

Total	526,182	574,150	1,103,240

Costs and expenses (Note 6)
Cost of sales	384,909	417,144	815,557
Selling, general and administrative	119,160	122,285	241,069
Interest	7,117	7,161	14,693
Other	9,344	6,068	19,016

Total	520,530	552,658	1,090,335

Income before income taxes, minority interests and equity in earnings	5,652	21,492	12,905

Income taxes (Note 1)
Current	2,165	6,543	6,681
Deferred	446	3,176	(713)

Total	2,611	9,719	5,968

Income before minority interests and equity in earnings	3,041	11,773	6,937
Minority interests in (income) of consolidated subsidiaries	(1,123)	(1,765)	(2,877)
Equity in earnings (losses) of affiliated companies	205	(598)	(786)
Income before cumulative effect of accounting change	2,123	9,410	3,274
Cumulative effect of accounting change (Note 1)	(265)	—	(265)

Net income	¥1,858	¥9,410	¥3,009

	Yen
Per share data (Notes 1 and 7)
Income before cumulative effect of accounting change:
Basic	¥2.23	¥9.48	¥3.36
Diluted	2.23	9.36	3.36
Cumulative effect of accounting change:
Basic	(0.28)	—	(0.27)
Diluted	(0.28)	—	(0.27)
Net income:
Basic	1.95	9.48	3.09
Diluted	1.95	9.36	3.09
Dividends per share (Note 1)	3.00	3.00	6.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

3. Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2002 and 2003, March 31, 2003

	Millions of yen
	Six months ended September 30,		Year ended March 31, 2003
	2002	2003
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870

Balance, end of year	¥67,870	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥117,439	¥135,686	¥117,439
Sales of treasury stock	—	(3)	9
Issuance of shares to acquire minority interests of consolidated subsidiaries	—	—	18,238

Balance, end of year	¥117,439	¥135,683	¥135,686

Retained earnings
Appropriated for legal reserve
Balance, beginning of year	¥20,852	¥21,030	¥20,852
Transfer from unappropriated retained earnings	(247)	17	178

Balance, end of year	¥20,605	¥21,047	¥21,030

Unappropriated retained earnings
Balance, beginning of year	¥210,309	¥207,416	¥210,309
Net income	1,858	9,410	3,009
Cash dividends paid	(2,864)	(2,978)	(5,724)
Transfer to retained earnings appropriated for legal reserve	247	(17)	(178)
Others	—	4	—

Balance, end of year	¥209,550	¥213,835	¥207,416

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(18,393)	¥(32,981)	¥(18,393)
Other comprehensive income (loss) for the year, net of tax	(10,554)	3,730	(14,588)

Balance, end of year	¥(28,947)	¥(29,251)	¥(32,981)

Treasury stock
Balance, beginning of year	¥(2,934)	¥(3,655)	¥(2,934)
Purchase of treasury stock	(460)	(85)	(721)
Sales of treasury stock	—	35	—

Balance, end of year	¥(3,394)	¥(3,705)	¥(3,655)

Total shareholders’ equity	¥383,123	¥405,479	¥395,366

Disclosure of comprehensive income (loss)
Net income for the year	¥1,858	¥9,410	¥3,009
Other comprehensive income (loss) for the year, net of tax	(10,554)	3,730	(14,588)

Comprehensive income (loss) for the year	¥(8,696)	¥13,140	¥(11,579)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

4. Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2002 and 2003, March 31, 2003

	Millions of yen
	Six months ended September 30,		Year ended March 31, 2003
	2002	2003
Operating activities
Net income	¥1,858	¥9,410	¥3,009
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,411	34,356	70,229
Deferred income taxes	446	3,176	(713)
Net loss (gain) from sale of investment securities	(1,731)	(344)	6,454
Gain on sale of property	(271)	(386)	(3,410)
Loss on disposal or sale of fixed assets	1,232	1,764	3,974
Pension and retirement benefits, net	(32,524)	1,746	(29,939)
Changes in assets and liabilities:
Decrease in trade receivables	32,555	10,920	9,470
Decrease (increase) in inventories	(706)	(2,190)	21,298
Increase (decrease) in trade payables	(14,182)	16,582	(20,580)
(Decrease) in income taxes payable	(2,001)	(1,385)	(368)
Other, net	(7,298)	(3,998)	(11,167)

Net cash provided by operating activities	10,789	69,651	48,257

Investing activities
Capital expenditures	(39,471)	(31,851)	(69,182)
Proceeds from sales of property	1,756	7,771	18,627
Proceeds from sales of investment securities	6,134	11,896	9,453
Purchases of investment securities	(1,476)	(3,742)	(4,549)
Acquisition of subsidiaries, net of cash acquired	5,300	—	5,300
Collection of loan receivables	11,356	7,098	14,418
Disbursement of loan receivables	(11,123)	(6,346)	(10,537)
Decrease in time deposits	313	484	452

Net cash used in investing activities	(27,211)	(14,690)	(36,018)

Financing activities
Proceeds from long-term debt	115,100	24,275	152,726
Repayments on long-term debt	(46,314)	(25,508)	(55,862)
Decrease in short-term debt, net	(32,239)	(24,774)	(61,115)
Repayments of capital lease obligations	(5,479)	(4,947)	(10,458)
Sale (purchase) of treasury stock, net	(460)	(49)	(721)
Dividends paid	(2,864)	(2,978)	(5,724)

Net cash provided by (used in) financing activities	27,744	(33,981)	18,846

Effect of exchange rate change on cash and cash equivalents	(318)	(1,169)	(325)

Net increase in cash and cash equivalents	11,004	19,811	30,760
Cash and cash equivalents, beginning of term	45,392	76,152	45,392

Cash and cash equivalents, end of term	¥56,396	¥95,963	¥76,152

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

5. Notes to Consolidated Financial Statements

1. Basis of Financial Statements

Accounting standards

The accompanying consolidated interim financial statements are stated in conformity with the accounting principles generally accepted in the United States of America (“US GAAP”). Segment information is disclosed in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131. Certain reclassification has been made for prior terms to conform with the current year presentation. Komatsu Ltd. (hereinafter “the Company”) changed the name of “others” to “Industrial Machinery, Vehicles and Others”, starting in the interim period under review.

Preparation of consolidated interim financial statements and registration with the U.S. Securities and Exchange Commission

The company has prepared consolidated financial statements in accordance with US GAAP since 1963 preparatory to issuance in the following year of foreign-currency denominated convertible bonds in Europe. In 1970, the Company also registered its common stock with the U.S. Securities and Exchange Commission with the purpose of allotment of newly issued shares to shareholders in the United States of America. Since then, the Company has been obliged to notify and register its consolidated financial statements in accordance with US GAAP to the Securities and Exchange Commission as a foreign company subject to the Securities and Exchange Act of 1934 for issuance of securities. In 1975, the Company adopted the interim accounting settlement system, as a result of which the Company has prepared consolidated interim financial statements in accordance with US GAAP.

Summary of significant accounting policies

[1] Consolidation and investments in affiliated companies

The consolidated interim financial statements include the accounts of the company and all of its majority-owned domestic and foreign subsidiaries (hereinafter “companies”), except for certain subsidiaries of immaterial nature.

During the reporting period, the company established Komatsu DEUTSCHLAND GmbH in Germany which is treated as a consolidated company. Also, in this reporting term, Komatsu Kagawa Ltd and Komatsu Tokushima Ltd were merged as Komatsu Shikoku Ltd. Then Komatsu Tokushima was excluded from the scope of consolidation.

Investments in 20% to 50%-owned affiliated companies and non-consolidated subsidiaries are accounted for by the equity method. All significant inter-company transactions and balances have been eliminated.

[2] Translation of foreign currency accounts

Under the provisions of SFAS No. 52, “Foreign Currency Transaction,” assets and liabilities are translated at the exchange rates prevailing at each interim term- or year-end, and income and expenses are translated at the average rates of exchange prevailing during each interim term or year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included in other comprehensive income (loss) in the accompanying consolidated interim financial statements.

[3] Reserves for doubtful accounts

In preparation for possible losses on receivables, the Company made provision for ordinary claims based on historical default rates in addition to specific amounts deemed un-collectable, taking into consideration the collectability of such individual claims.

[4] Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale and by using actual costs accumulated under a job-order cost system for other finished products and work in process. Cost of materials and supplies represents average cost.

[5] Investment securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” all of the Company’s investments in debt and equity securities are categorized as available-for-sale securities, which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition of the issue and the extent and length of the time of the decline. Investments whose market values have declined below cost that extends for six months are automatically written down to the fair value in all cases.

[6] Land and buildings held for sale

Land and buildings held for sale are stated at the lower of cost or market value less cost to sell. During the previous fiscal year ended March 31, 2003, the Company recorded a total charge of ¥ 6,348 million in other expense to reduce the carrying values of assets held for sale to current estimated market values less cost to sell.

[7] Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost (net of accumulated depreciation). Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of assets.

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.”

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized.

[8] Goodwill and Other Intangible Assets

The company has adopted SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets”.

SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment based on its fair value until its life is determined to no longer be indefinite.

The Company fully adopted the provisions of SFAS No. 141 and SFAS No. 142 as of April 1, 2002. Goodwill acquired in business combinations completed before July 1, 2001, was amortized through March 31, 2002. In connection with the transition provision of SFAS No. 142, the Company was required to perform an assessment of whether there was an indication that any existing goodwill was impaired as of April 1, 2002. To accomplish this, the Company (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. The Company completed the transitional assessment and recognized an impairment loss amounting to ¥265 million as of April 1, 2002 since the carrying amount of the applicable reporting unit’s goodwill exceeded its implied fair value. The Company also completed the annual assessments for the year ended March 31, 2003 and the semiannual assessments for six months ended September 30, 2003 and determined that no additional goodwill impairment charge was necessary.

[9] R&D expenses and advertisement expenses

Expenditures for R&D activities and advertising are charged to income as incurred.

[10] Revenue recognition

The companies recognize revenue from product sales at the time when (1) title and risk of all ownership is transferred to independently owned and operated dealers or customers, (2) products are received and accepted by the customers for major products such as construction equipment etc. (3) sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

[11] Income taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities using prevailing tax rates as of each balance-sheet date.

The companies compute and record income taxes currently payable based on taxable income, which may be different from accounting income.

Tax effect is not recognized for undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently reinvested or would not result in material additional taxation if they were distributed to the Company under the current circumstances.

Deferred tax assets are reduced by a valuation allowance to the amount that management believes is more likely than not to be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

[12] Postretirement benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

[13] Per share data

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year and that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not anti-dilutive.

Dividends per share shown in the accompanying consolidated statements of income have been calculated based on dividends approved and paid in each fiscal year.

[14] Consolidated interim statements of cash flows

For the purpose of the consolidated interim statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

[15] Derivative financial instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

Effective April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

In April 2003, the Financial Accounting Standard Board “FASB” issued No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”).

The company adopted FASB No. 149 from July 1, 2003. The effect of adopting this statement was not material to the consolidated financial position or results of operations.

[16] Impairment of long-lived assets and long-lived assets to be disposed of

The company adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

[17] Comprehensive income

The Company has adopted SFAS No. 130 “Reporting Comprehensive Income.” Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative financial instruments, and is included in the consolidated interim statements of shareholders’ equity.

[18] Use of estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in order to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred income tax assets.

2. Supplemental Cash Flow Information

Additional cash flow information is as follows:

	Millions of yen
	Previous interim term ended September 30, 2002	Interim term ended September 30, 2003	Previous fiscal year ended March 31, 2003
Cash items
Interest paid:	¥6,779	¥6,753	¥14,370
Income taxes paid:	3,948	7,458	6,831

	Millions of yen
	Previous interim term ended September 30, 2002	Interim term ended September 30, 2003	Previous fiscal year ended March 31, 2003
Non-cash items
Net effect resulting from posting lease assets
Capital lease obligations incurred	6,562	5,517	12,022
Acquisition of minority interests of two consolidated subsidiaries through stock for stock exchanges:
Net assets acquired	—	—	18,238

3. Investment Securities

Investment securities at September 30, 2002 and 2003 and March 31, 2003 primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security type at September 30, 2002 and 2003, and March 31, 2003 are as follows:

	Millions of yen
	At September 30, 2002
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
Investment securities available for sale:
Marketable debt securities	¥1,407	¥—	¥—	¥1,407
Marketable equity securities	23,171	6,619	39	29,751
Other investment securities	12,012	—	—	12,012

	¥36,590	¥6,619	¥39	¥43,170

	Millions of yen
	At September 30, 2003
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,858	18,258	88	36,028
Other investment securities	12,557	—	—	12,557

	¥30,425	¥18,258	¥88	¥48,595

	Millions of yen
	At March 31, 2003
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	12,602	4,912	1,040	16,474
Other investment securities	14,278	—	—	14,278

	¥26,890	¥4,912	¥1,040	¥30,762

Maturities of marketable debt securities at September 30, 2002 and 2003 and at March 31, 2003 primarily fall within five years.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sale of marketable securities and investment securities available for sale were ¥6,134 million, and ¥11,896 million for the six months ended September 30, 2002, and 2003, respectively, and ¥9,453 million for the year ended March 31, 2003.

Net realized gains (losses) on the sale of marketable securities and investment securities available for sale during the six months ended September 30, 2002 and 2003 amounted to ¥1,731 million of gains and ¥344 million of gains, respectively, and ¥(6,454) million of losses for the year ended March 31, 2003.

4. Pledged Assets

At September 30, 2002 and 2003 and at March 31, 2003, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt were as follows:

	Millions of yen
	At September 30, 2002	At September 30, 2003	At March 31, 2003
Time deposits	¥—	¥74	¥—
Trade notes and accounts receivable	925	574	756
Inventories	—	1,669	—
Property, plant and equipment-less accumulated depreciation	32,409	28,042	31,160

Total	¥33,334	¥30,359	¥31,916

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of yen
	At September 30, 2002	At September 30, 2003	At March 31, 2003
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥845	¥2,804	¥911
Long-term debt	31,908	27,147	29,883
Guarantee for debt	581	408	1,122

Total	¥33,334	¥30,359	¥31,916

5. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at September 30, 2002 and 2003 and at March 31, 2003 was as follows:

	Millions of yen
	Previous interim term ended September 30, 2002	Interim term ended September 30, 2003	Previous fiscal year ended March 31, 2003
Foreign currency translation adjustments:
Balance, beginning of year	¥(10,344)	¥(16,929)	¥(10,344)
Aggregate adjustment for the term resulting from translation of foreign currency financial statements	(7,656)	(6,671)	(6,585)

Balance, end of term	¥(18,000)	¥(23,600)	¥(16,929)

Net unrealized holding gains on securities available for sale:
Balance, beginning of term	¥3,055	¥1,263	¥3,055
Net increase (decrease)	(274)	8,502	(1,792)

Balance, end of term	¥2,781	¥9,765	¥1,263

Pension liability adjustments:
Balance, beginning of term	¥(10,927)	¥(15,478)	¥(10,927)
Adjustment for the term	(949)	829	(4,551)

Balance, end of term	¥(11,876)	¥(14,649)	¥(15,478)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of term	¥(177)	¥(1,837)	¥(177)
Net increase (decrease)	(1,675)	1,070	(1,660)

Balance, end of term	¥(1,852)	¥(767)	¥(1,837)

Total accumulated comprehensive income (loss):
Balance, beginning of term	¥(18,393)	¥(32,981)	¥(18,393)
Other comprehensive income (loss) for the term	(10,554)	3,730	(14,588)

Balance, end of term	¥(28,947)	¥(29,251)	¥(32,981)

6. Rent Expenses

The consolidated companies lease office space and equipment, employees’ housing, etc., under cancelable and non-cancelable operating lease agreements. Rent expenses under such leases amounted to ¥6,956 million and ¥6,338 million for the six months ended September 30, 2002 and 2003, respectively, and ¥12,944 million for the year ended March 31, 2003. Certain lease contracts for equipment that would be classified as capital leases in conformity with SFAS No.13 were capitalized. At September 30, 2002 and 2003 and at March 31, 2003, the future minimum lease payments under these leases were as follows:

	Millions of yen
	At September 30, 2002
	Capital lease	Operating lease	Total lease commitments
Term ending September 30,
2003	¥11,848	¥1,721	¥13,569
2004	10,955	1,580	12,535
2005	7,867	1,460	9,327
2006	6,497	975	7,472
2007	1,809	790	2,599
Thereafter	2,513	2,264	4,777

Total minimum lease payments	41,489	¥8,790	¥50,279

Less: amounts representing interest	(3,333)

Present value of net minimum capital lease payments	¥38,156

	Millions of yen
	At September 30, 2003
	Capital lease	Operating lease	Total lease commitments
Term ending September 30,
2004	¥13,441	¥1,727	¥15,168
2005	11,237	1,442	12,679
2006	8,105	1,141	9,246
2007	4,500	882	5,382
2008	2,763	712	3,475
Thereafter	1,813	2,088	3,901

Total minimum lease payments	41,859	¥7,992	¥49,851

Less: amounts representing interest	(3,283)

Present value of net minimum capital lease payments	¥38,576

	Millions of yen
	At March 31, 2003
	Capital lease	Operating lease	Total lease commitments
Year ending March 31,
2004	¥16,052	¥1,737	¥17,789
2005	11.636	1,615	13,251
2006	7,860	1,257	9,117
2007	4,144	1,032	5,176
2008	2,148	893	3,041
Thereafter	2,317	2,840	5,157

Total minimum lease payments	44,157	¥9,374	¥53,531

Less: amounts representing interest	(3,083)

Present value of net minimum capital lease payments	¥41,074

7. Net Income per Share

A reconciliation of basic net income per share before cumulative effects of changes in accounting principles and diluted net income per share before cumulative effects of changes in accounting principles is as follows:

	Millions of yen
	Previous interim term ended September 30, 2002	Interim term ended September 30, 2003	Previous fiscal year ended March 31, 2003
Net income before cumulative effects of changes in accounting principles	¥2,123	¥9,410	¥3,274
Effect of dilutive securities:
1.8% Japanese yen convertible bonds, due 2004	—	149	—
Stock Option	—	—	—

Diluted net income before cumulative effects of changes in accounting principles	¥2,123	¥9,559	¥3,274

	Shares
Average common shares outstanding, less treasury stocks	953,930,723	992,484,365	973,306,865
Dilutive effect of:
1.8% Japanese yen convertible bonds, due 2004	—	28,260,914	—
Stock Option	—	173,066	—

Diluted common shares outstanding	953,930,723	1,020,918,345	973,306,865

	Yen
Net income per share before cumulative effects of changes in accounting principles
Basic	¥2.23	¥9.48	¥3.36

Diluted	¥2.23	9.36	¥3.36

8. Commitments and Contingent Liabilities

[1]	At September 30, 2002 and 2003 and at March 31, 2003, the consolidated companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥14,342 million, ¥12,429 million and ¥16,975 million, respectively, and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating ¥24,489 million, ¥21,189 million and ¥21,500 million including ¥3,340 million, ¥2,958 million and ¥3,117 million relating to affiliated companies. With regard to the sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million as of September 30, 2002 and 2003 and at March 31, 2003 relating to the credit risk of subsidiary’s outstanding receivables at the time of the sale. The management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

[2]	Commitments for capital expenditures outstanding at September 30, 2002 and 2003 and at March 31, 2003, aggregated approximately ¥2,000 million, ¥2,300 million and ¥5,600 million, respectively.

[3]	The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial positions.

[4]	The companies have business transactions with customers, dealers and associates around the world, and their trade receivables from and guarantees to such parties are well diversified to minimize concentration of credit risk. Management does not anticipate incurring losses on their trade receivables in excess of allowances provided for doubtful accounts.

9. Derivative Financial Instruments

Risk management policy

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts and investment securities.

The companies operate internationally, which exposes the companies to foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts (purchased) based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair value hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations.

Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expenses. For the interim term ended September 30, 2003, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash flow hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecast transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecast and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expenses when the hedged items impact earnings. Approximately ¥254 million of existing losses included in accumulated other comprehensive income (loss) at September 30, 2003 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the interim term ended September 30, 2002 as a result of anticipated transactions whose occurrence is no longer probable.

Undesignated derivative instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts (purchased) not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at September 30, 2002, September 30, 2003 and March 31, 2003 are as follows.

	Million of yen
	September 30, 2002	September 30, 2003	March 31, 2003
Forwards and options:
Sale of foreign currencies	¥31,985	¥28,587	¥31,262
Purchase of foreign currencies	22,968	24,401	37,770
Option contracts (purchased)	4,017	3,411	3,772
Option contracts (sold)	1,238	—	361

Interest swap, currency swap and interest rate cap agreements	¥261,766	¥226,611	¥245,973

Net foreign currency transaction losses of ¥912 million, losses of ¥2,800 million, and losses of ¥1,507 million for the previous interim term-end, the interim term-end and the previous fiscal year-end respectively, were included in the determination of net income (loss).

10. The Fair Value of Financial Instruments

[1]	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payable, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

[2]	Investment Securities

The fair values of investment securities available for sale are based on quoted market prices.

[3]	Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

[4]	Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedges, as of September 30, 2002, September 30, 2003 and March 31, 2003, are summarized as follows:

	Millions of yen
	At September 30, 2002		At September 30, 2003		At March 31, 2003
	Carrying amount	Estimated fair-value	Carrying amount	Estimated fair-value	Carrying amount	Estimated fair-value
Investment securities	¥43,170	¥43,170	¥48,595	¥48,595	¥30,762	¥30,762
Derivatives:
Foreign exchange forward agreements:
Assets	505	505	1,694	1,694	297	297
Liabilities	1,107	1,107	1,031	1,031	1,917	1,917
Interest rate swap, cross currency swap, and cap agreements:
Assets	1,611	1,611	3,845	3,845	536	536
Liabilities	6,317	6,317	2,275	2,275	4,242	4,242

* Limitations

Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Lending Commitment

The Company and part of the consolidated subsidiaries enter into commitment contracts with financial institutions to make efficient raising of working capital. The balances of unexecuted borrowings as of September 30, 2002, September 30, 2003 and March 31, 2003, were ¥68,876 million, ¥42,663 million and ¥42,597 million respectively.

12. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The company changed the name of “Others” to “Industrial Machinery, Vehicles and Others” starting in this current interim period. The companies operate on a worldwide basis principally with following three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

[1] Operating segments

	Millions of yen
	Previous interim term (April 1 to September 30, 2002)
	Construction & mining equipment	Industrial Machinery, Vehicles and Others	Electronics	Total	Eliminations and corporate	Consolidated
I Net sales and segment profit (loss)
Net sales
(1) Customers	¥371,388	¥103,690	¥43,351	¥518,429	¥—	¥518,429
(2) Inter-segment	2,913	18,265	63	21,241	(21,241)	—

Total	374,301	121,955	43,414	539,670	(21,241)	518,429
Segment Profit (loss)	13,622	2,840	(46)	16,416	(2,056)	14,360
II Assets, depreciation costs, and capital expenditure
Assets	853,190	227,869	173,414	1,254,473	46,900	1,301,373
Depreciation costs	21,090	3,933	7,235	32,258	—	32,258
Capital expenditure	23,568	6,223	5,095	34,886	—	34,886

	Interim term (April 1 to September 30, 2003)
I Net sales and segment profit
Net sales
(1) Customers	¥408,989	¥115,346	¥43,336	¥567,671	¥—	¥567,671
(2) Inter-segment	4,473	19,488	95	24,056	(24,056)	—

Total	413,462	134,834	43,431	591,727	(24,056)	567,671
Segment profit	24,756	5,145	746	30,647	(2,405)	28,242
II Assets, depreciation costs, and capital expenditure
Assets	841,539	212,129	164,022	1,217,690	83,050	1,300,740
Depreciation costs	21,844	4,579	7,114	33,537	—	33,537
Capital expenditure	26,041	4,178	7,149	37,368	—	37,368

	Previous fiscal year (April 1, 2002 to March 31, 2003)
I Net sales and segment profit (loss)
Net sales
(1) Customers	¥767,840	¥236,782	¥85,182	¥1,089,804	¥—	¥1,089,804
(2) Inter-segment	6,620	37,754	159	44,533	(44,533)	—

Total	774,460	274,536	85,341	1,134,337	(44,533)	1,089,804
Segment profit (loss)	28,990	8,841	(849)	36,982	(3,804)	33,178
II Assets, depreciation costs, and capital expenditure
Assets	853,644	219,687	165,090	1,238,421	67,933	1,306,354
Depreciation costs	46,137	7,719	14,966	68,822	—	68,822
Capital expenditure	50,125	9,874	10,474	70,473	—	70,473

Adjustments between the aggregate amount of segment profit of each business segment and income before income taxes, minority interests and equity in earnings.

	Millions of yen
	Previous Interim term ended September 30, 2002	Interim term ended September 30, 2003	Previous Fiscal year ended March 31, 2003
Total segment profit (loss)	¥16,416	¥30,647	¥36,982
Eliminations and corporate	(2,056)	(2,405)	(3,804)

Consolidated segment profit	14,360	28,242	33,178
Interest receivable and other income	7,753	6,479	13,436
Interest payable	7,117	7,161	14,693
Other expenses	9,344	6,068	19,016

Net income before income taxes, minority interests and equity in earnings	¥5,652	¥21,492	¥12,905

Notes:	1.	Main products and business lines for each business segment are as follows.

a.      Construction and mining equipment

Excavators, loaders, ground leveling and roadbed machinery, transporters, ground construction machinery, resource recycling machinery, engines, equipment and casting

b.      Industrial Machinery, Vehicles and Others.

Metal forging and stamping presses, sheet metal presses, machine tools, industrial vehicles, logistics business, etc.

c.      Electronics

Electronic materials, telecommunication equipment, controlling and information equipment, and temperature adjustment equipment

	2.	Transactions between segments are made at estimated arm’s length prices.
	3.	Segment profit (loss) represents net sales less cost of sales, and selling and general administrative expenses.
	4.	Recognizable assets are assets currently used for operating activities of each segment. Non-allocable assets consist mainly of cash and cash equivalents, marketable securities and investment securities held for the common purpose of all segments.

[2] Geographic information

Net sales recognized by sales destination for the interim periods ended September 30, 2002 and 2003 and the year ended March 31, 2003 are as follows.

	Millions of yen
	Japan	Americas	Europe	Asia (excl. Japan) & Oceania	Middle East & Africa	Consolidated
Previous interim term ended September 30, 2002	¥211,924	¥128,118	¥71,728	¥78,875	¥27,784	¥518,429
Interim term ended September 30, 2003	226,059	131,336	74,677	104,889	30,710	567,671
Previous fiscal year ended March 31, 2003	458,000	251,371	145,455	176,177	58,801	1,089,804

Sales and long-lived assets breakdown by region for the interim periods ended September 30, 2002 and 2003 and the year ended March 31, 2003 are as follows.

	Millions of yen
	Previous interim term (April 1 to September 30, 2002)
	Japan	Americas	Europe	Other regions	Consolidated
Net sales	¥260,179	¥131,364	¥64,817	¥62,069	¥518,429
Long-lived assets	315,983	109,022	13,211	32,972	471,188

	Interim term (April 1 to September 30, 2003)
Net sales	¥281,595	¥130,203	¥65,764	¥90,109	¥567,671
Long-lived assets	311,727	98,935	13,215	28,014	451,891

	Previous fiscal year (April 1, 2002 to March 31, 2003)
Net sales	¥558,798	¥257,027	¥132,165	¥141,814	¥1,089,804
Long-lived assets	307,187	103,504	12,857	31,560	455,108

Notes:	1.	No individual country within Europe or other areas had a material impact on net sales or long-lived assets.
	2.	There were no sales to a single major external customer for the previous interim term ended September 30, 2002, the interim term ended September 30, 2003 and the previous fiscal year ended March 31, 2003.
	3.	Long-lived assets are composed of mainly land, buildings and machinery.

The following information shows net sales and operating income (loss) recognized by geographic origin for the previous interim term ended September 30, 2002, the interim term ended September 30, 2003 and the previous fiscal year ended March 31, 2003. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, to which Japanese public companies are subject:

Geographical origin segment information

	Millions of yen
	Previous interim term (April 1 to September 30, 2002)
	Japan	Americas	Europe	Other regions	Total	Eliminations and corporate	Consolidated
I Net sales and operating income
Net sales
(1) Customers	¥260,179	¥131,572	¥64,817	¥61,861	¥518,429	¥—	¥518,429
(2) Inter-segment	78,912	6,381	4,733	4,190	94,216	(94,216)	—

Total	339,091	137,953	69,550	66,051	612,645	(94,216)	518,429
Segment profit	10,043	107	1,707	3,122	14,979	(619)	14,360
II Assets	943,187	328,263	87,198	112,955	1,471,603	(170,230)	1,301,373

	Interim term (April 1 to September 30, 2003)
I Net sales and operating income
Net sales
(1) Customers	¥281,595	¥130,318	¥65,764	¥89,994	¥567,671	¥—	¥567,671
(2) Inter-segment	86,459	5,371	6,505	3,493	101,828	(101,828)	—

Total	368,054	135,689	72,269	93,487	669,499	(101,828)	567,671
Segment profit	16,334	1,867	3,545	8,058	29,804	(1,562)	28,242
II Assets	932,597	301,201	79,652	120,944	1,434,394	(133,654)	1,300,740

	Previous fiscal year (April 1, 2002 to March 31, 2003)
I Net sales and operating income
Net sales
(1) Customers	¥558,798	¥257,351	¥132,165	¥141,490	¥1,089,804	¥—	¥1,089,804
(2) Inter-segment	161,037	10,661	10,240	8,124	190,062	(190,062)	—

Total	719,835	268,012	142,405	149,614	1,279,866	(190,062)	1,089,804
Segment profit (loss)	25,748	(1,913)	2,793	8,971	35,599	(2,421)	33,178
II Assets	930,650	314,605	89,744	122,253	1,457,252	(150,898)	1,306,354

Notes:	1.	Transfers between segments are made at estimated arm’s length prices.
	2.	Segment profit (loss) represents net sales less cost of sales and selling, general and administrative expenses.
	3.	Identifiable assets are those assets used in the operations of each segment.
		Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Overseas sales

	Millions of yen
	Previous interim term (April 1 to September 30, 2002)
	Americas	Europe	Other regions	Total
I Overseas sales	¥128,118	¥71,728	¥106,659	¥306,505
II Consolidated sales	—	—	—	518,429
III Percentage of overseas sales to consolidated sales	24.7	13.8	20.6	59.1

	Interim term (April 1 to September 30, 2003)
I Overseas sales	¥131,336	¥74,677	¥135,599	¥341,612
II Consolidated sales	—	—	—	567,671
III Percentage of overseas sales to consolidated sales	23.1	13.2	23.9	60.2

	Previous fiscal year (April 1, 2002 to March 31, 2003)
I Overseas sales	¥251,371	¥145,455	¥234,978	¥631,804
II Consolidated sales	—	—	—	1,089,804
III Percentage of overseas sales to consolidated sales	23.1	13.3	21.6	58.0

Notes:	1.	Overseas sales are sales for customers in countries and regions other than Japan of the Company and its consolidated subsidiaries.
	2.	The regions are classified according to geographical criteria.
	3.

The principal countries and regions in the respective geographical categories are as follows

(1) Americas: the United States

(2) Europe: Germany and the United Kingdom

(3) Other regions: China, Australia and Southeast Asia

13. Important Subsequent Events

Nothing to be mentioned in this reporting period.